SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Lowder, James K. (Last) (First) (Middle) 2101 6th Avenue North, Suite 750 (Street) Birmingham, AL 35203 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Colonial Properties Trust CLP 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) September 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Shares of Beneficial Interest	06/30/2002	A | V	203.98 | A | $30.64		D
Common Shares of Beneficial Interest	07/12/2002	M |	5,000.00 | A | $23.00		D
Common Shares of Beneficial Interest	07/12/2002	M |	5,000.00 | A | $23.00		D
Common Shares of Beneficial Interest	09/30/2002	A |	243.03 | A | $28.80	80,407.94	D
Common Shares of Beneficial Interest				6,400.00	I	As Custodian for Daughter #1
Common Shares of Beneficial Interest				6,400.00	I	As Custodian for Daughter #2
Common Shares of Beneficial Interest				6,400.00	I	As Custodian for Son
Common Shares of Beneficial Interest				31,137.00	I	By 401(k) (1)
Common Shares of Beneficial Interest				175,296.00	I	By CCI (2)
Common Shares of Beneficial Interest				61,574.00	I	By EPJV (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Lowder, James K. - September 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Trustee Share Option Plan (right to buy)	$23.00	07/12/2002	M |	(D) 5,000.00	09/30/1994 (4) | 09/30/2003	Common Shares of Beneficial Interest - 5,000.00		0.00	D
Trustee Share Option Plan (right to buy)	$23.00	07/12/2002	M |	(D) 5,000.00	04/27/1996 (4) | 04/27/2005	Common Shares of Beneficial Interest - 5,000.00		0.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 10-02-2002 ** Signature of Reporting Person Date Howard B. Nelson, Jr. Attorney-in-Fact James K. Lowder Page 2 SEC 1474 (3-99)

Lowder, James K. - September 2002
Form 4 (continued)
FOOTNOTE Descriptions for Colonial Properties Trust CLP

Form 4 - September 2002

James K. Lowder
2101 6th Avenue North, Suite 750

Birmingham, AL 35203
Explanation of responses:

 (1)   As of 10/31/02
(2)   Colonial Commercial Investment, Inc. (CCI) is owned directly by Thomas H. Lowder and the Reporting Person.
(3)   Equity Partners Joint Venture (EPJV) is a general partnership in which the Reporting Person has an indirect interest.
(4)   Vesting over three years in equal annual installments from the date of grant.

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